SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11 - K


(Mark One)
            (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                                       OR

            ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _________ to _________

Commission file number:  0-21318

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            O'Reilly Automotive, Inc.
                               233 South Patterson
                           Springfield, Missouri 65802

                              REQUIRED INFORMATION

     The following audited financial statements are being furnished for the O'Reilly Automotive, Inc. Profit Sharing and Savings Plan (the "Plan"):

1. Statement of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001.

2. Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2002 and 2001.


                                    EXHIBITS

Exhibit No.         Description
-----------         -----------
23.1                Consent of Independent Auditors

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 27, 2003                              O'REILLY AUTOMOTIVE, INC.
                                                 PROFIT SHARING AND SAVINGS PLAN


                                                 By:   /s/ James R. Batten
                                                 -------------------------------
                                                 Vice President and CFO
                                                 O'Reilly Automotive, Inc.

                        Financial Statements and Schedule

                              (Modified Cash Basis)

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

                 December 31, 2002 and 2001, and the year ended
                                December 31, 2002
                       with Report of Independent Auditors

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                              Financial Statements
                                  and Schedule

                 December 31, 2002 and 2001, and the year ended
                                December 31, 2002




                                    Contents


Report of Independent Auditors.................................................1

Audited Financial Statements (Modified Cash Basis)

Statements of Net Assets Available for Plan Benefits...........................2
Statement of Changes in Net Assets Available for Plan Benefits.................3
Notes to Financial Statements..................................................4

Supplemental Schedule (Modified Cash Basis)

Schedule H, Line 4i - Schedule of Assets Held for Investment
  Purposes at End of Year.....................................................10

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

                         Report of Independent Auditors

The Plan Administrators and Participants
O'Reilly Automotive, Inc.
Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for plan benefits (modified cash basis) of the O'Reilly Automotive, Inc. Profit Sharing and Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits (modified cash basis) for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the financial statements and supplemental schedule were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits (modified cash basis) as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits (modified cash basis) for the year ended December 31, 2002, on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets held for investment purposes at the end of the year is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule (modified cash basis) is the responsibility of the Plan's management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                        /s/ Ernst & Young LLP
Kansas City, Missouri                                   ------------------------
June 6, 2003

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

              Statements of Net Assets Available for Plan Benefits
                              (Modified Cash Basis)

                                                            December 31,
                                                      2002             2001
                                                   -----------      -----------
Assets
Investments, at fair value (Note 3)                $58,676,893      $63,724,017
                                                   -----------      -----------
Net assets available for benefits                  $58,676,893      $63,724,017
                                                   ===========      ===========





                             See accompanying notes.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

         Statement of Changes in Net Assets Available for Plan Benefits
                              (Modified Cash Basis)

                          Year ended December 31, 2002

Additions:

 Dividend and interest income                                     $     461,758
 Discontinuance of  Mid-State Automotive Distributors
   Inc. Plan                                                          7,685,798
 Contributions:
   Employer                                                           3,707,195
   Employee                                                           3,903,692
                                                                 ---------------
                                                                      7,610,887
                                                                 ---------------
 Total additions                                                     15,758,443


Deductions:

 Net realized and unrealized depreciation                                                                         )
   in fair value of investments (Note 3)                            (15,756,754)
 Distributions to participants                                       (5,048,813)
                                                                 ---------------
 Total deductions                                                   (20,805,567)

 Net decrease                                                        (5,047,124)
 Net assets available for benefits, at beginning of year             63,724,017
                                                                 ---------------
 Net assets available for benefits, at end of year                $  58,676,893
                                                                 ===============

                             See accompanying notes.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                          Notes to Financial Statements

                                December 31, 2002


1.   Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies of the O'Reilly Automotive, Inc. (the "Company") Profit Sharing and Savings Plan (the "Plan"):

Basis of Presentation

The accompanying financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles. Under this basis, contributions are recorded when received rather than in the period to which they relate, and expenses are recorded when paid rather than when incurred.

Valuation of Investments

The value of investments in common and collective trusts, registered investment company funds and O'Reilly Automotive, Inc. common stock is based on quoted market values received from SunTrust Bank, Central Florida, N.A. (SunTrust) on the last business day of the plan year.

Administrative Expenses

The Company pays the administrative expenses of the Plan.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                    Notes to Financial Statements (Continued)

2.  Description of the Plan

The following description of the Plan is provided for general information only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution pension plan providing retirement benefits to substantially all employees of the Company who have attained age 21 and completed six months and at least 1,000 hours of service in a 12 consecutive month period of employment. The Plan is sponsored by the Company and is subject to the pro visions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan allows participants to contribute up to 100% of their annual compensation to the Plan up to $11,000. The Company has elected to contribute 50% of each employee's voluntary contribution up to 2% of the employee's compensation and 25% of the next 4% of each employee's voluntary contribution. Additionally, the Company may make voluntary contributions to the Plan annually, as determined by its Board of Directors, up to a maximum aggregate company contribution of 15% of participants' annual compensation. Participants may elect to allocate their contributions to their account balances in various equity, bond or fixed income funds or the O'Reilly Automotive, Inc. Stock Fund, or a combination thereof. However, all employer contributions are invested in the O'Reilly Automotive, Inc. Stock Fund. During the year ended December 31, 2002, the Plan received discretionary contributions from the Company amounting to $2,199,997, not including matching contributions.

Mid States Automotive Distributors Inc. 401(k) Plan was discontinued in 2002. The net assets of that plan were then transferred into the O'Reilly Plan.

Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Allocations of Company contributions are based on participant contributions and compensation. Allocations of Plan earnings are based on participants' account balances. Forfeitures of terminated participants' non-vested accounts are allocated based on participant compensation. Total forfeitures at the end of 2002, amounting to $918,341, were first applied to administrative expenses and then reduced employer contributions.

Participants are immediately vested with respect to their voluntary contributions. During 2002, the Company amended the vesting schedule for the Plan. With respect to employer contributions, participants become 20% vested after two years of service with the Company. Vesting increases in 20% increments annually to 100% after six years.

Participating employees are entitled to borrow from the Plan the lesser of $50,000 or 50% of the employee's vested account balance at a rate equal to one percentage point above the prime interest rate in effect as reported in the The Wall Street Journal on the last business day of the month prior to the date the loan is made. Loans are repaid by payroll deductions over a period no longer than five years.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                    Notes to Financial Statements (Continued)

2.   Description of the Plan (continued)



Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Benefit distributions are payable in monthly payments to the beneficiary or in a lump sum, as elected by the participant. At December 31, 2002, and 2001, terminated employees had approximately $212,352 and $408,480, respectively, included in net assets available for plan benefits which were to be paid in 2003 and 2002, respectively. The Plan pays all administrative expenses. During 2002, administrative expenses totaled $402,800 and are included in the net realized/unrealized depreciation in fair value of investments in the accompanying Statement of Changes in Net Assets Available for Plan Benefits.

3.   Investments

At December 31, 2002, and 2001, the Plan's investments are held by SunTrust, in a bank-administered trust fund. SunTrust has authority for the purchase and sale of investments based on participant discretion, subject to certain restrictions as specified in the trust agreement and in ERISA.

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                               December 31,
                                                          2002          2001
                                                     ------------  -------------
SunTrust common collective trusts:
  Classic Balanced Fund                               $ 3,588,094   $ 3,978,469
  Stable Asset Fund                                     9,137,535     5,380,347
  Classic 500 Index Fund                                4,268,155     4,988,900
  Classic Investment Grade Bond Fund                    3,065,989     1,743,073
Registered investment company fund:
  O'Reilly Automotive, Inc. common stock:
  Participant Directed                                 29,033,640    14,790,033
  Non-participant Directed                                     --    25,961,178



                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                    Notes to Financial Statements (Continued)

3.   Investments (Continued)

During 2002, the Plan's investments (including investments purchased, sold, as well as held, during the year) appreciated (depreciated) in fair value as follows:

                                                              Net Realized
                                                                  And
                                                              Unrealized
                                                             Appreciation
                                                            (Depreciation)
                                                           in Fair Value of
                                                               Investments
                                                          -------------------
Year ended December 31, 2002
  Stable Asset Fund                                        $       326,553
  Classic 500 Index Fund                                        (1,163,760)
  Classic Investment Grade Bond Fund                                73,594
  Classic Balanced Fund                                           (430,964)
  Classic Capital Appreciation Fund                               (512,780)
  Classic Life Vision-Moderate Growth                               (8,545)
  Classic Life Vision-Growth & Income                              (15,112)
  Classic Life Vision-Aggressive Growth                            (11,528)
  Franklin Small Cap Growth Fund                                   (86,470)
  Fidelity  Advisor Equity Income Fund                            (140,624)
  Fidelity Advisor Growth Opportunities Fund                          (140)
  Fidelity Advisor Equity Growth Fund                                3,011
  Vanguard 500                                                         (33)
  Janus Worldwide Fund                                            (391,961)
  Janus Advisor Aggressive Growth Fund                             (30,961)
  Classic Small Cap Fund                                           (14,344)
  Classic Small Cap Growth Stk Fund                                (50,777)
  Classic Mid-cap Equity                                          (102,507)
  Classic Value Income Stock Fund                                 (217,995)
  American Century Value Advisor Fund                              (66,082)
  O'Reilly Automotive, Inc. common stock                       (12,915,329)
                                                          -------------------
                                                            $  (15,756,754)
                                                          ===================

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                    Notes to Financial Statements (Continued)

4.   Non-participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

                                                             December 31,
                                                        2002          2001
                                                  -------------    -------------
Investments, at fair value:
  O'Reilly Automotive, Inc. common stock          $          --    $  25,961,178
                                                  -------------    -------------
                                                  $          --    $  25,961,178
                                                  =============    =============

5.   Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                           December 31,
                                                      2002              2001
                                                 -------------    -------------
Net assets available for benefits per
  the financial statements                       $  58,676,893    $  63,724,017
Accrual for employer voluntary contribution
  to be received in the subsequent year                     --        2,201,499
                                                 -------------    -------------
Net assets available for benefits per the
  Form 5500                                      $  58,676,893    $  65,925,516
                                                 =============    =============

In 2002, the Form 5500 is being prepared based on cash basis accounting, which is consistent with financial statements. Accordingly, there is no accrual for employer voluntary contribution in 2002.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                    Notes to Financial Statements (Continued)

5.   Differences Between Financial Statements and Form 5500 (Continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                         Year Ended
                                                      December 31, 2002
                                                    ---------------------
Benefits paid to the participants per
  the financial statements                               $ 5,048,813
Amounts allocated on Form 5500 as
  corrective distributions                                   289,487
                                                    ---------------------
Benefits paid to the participants per
  the Form 5500                                          $ 5,338,300
                                                    =====================

6.   Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 7, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan as amended is qualified and the related trust is tax exempt.

7.   Related Party Transactions

Certain Plan investments are shares in registered investment companies managed by SunTrust. SunTrust is the Trustee as described by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

                              Supplemental Schedule
                              (Modified Cash Basis)

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

                               Schedule H, Line 4i
         Schedule of Assets Held for Investment Purposes at End of Year

                                                           December 31, 2002


       Identity of Issue, Borrower,                  Number          Cost               Fair Value
         Lessor, or Similar Party                  of Shares
--------------------------------------------   -----------------   ---------------   --------------
SunTrust common and collective trusts*:
  Stable Asset Fund                                                 $  6,320,209      $  9,137,535
  Classic Investment Grade Bond Fund                                   2,905,591         3,065,989
  Classic Balanced Fund                                                3,393,298         3,588,094
  Classic Capital Appreciation Fund                                    2,329,844         1,817,403
  Classic Small Cap Fund                                                 449,554           482,399
  Classic 500 Index Fund                                               5,056,834         4,268,155
  Classic Mid-Cap Equity                                                 462,508           371,815
  Classic Small Cap Growth Stock Fund                                    206,139           162,871
  Classic Value Income Stock Fund                                      1,234,770         1,034,500
  Classic Life Vision-Moderate Growth                                    144,276           131,984
  Classic Life Vision-Growth & Income                                    107,662            94,707
  Classic Life Vision-Aggressive Growth                                   82,685            68,123
Registered investment company funds:
  Fidelity Advisor Equity Income Fund                                    887,253           733,557
  Fidelity Advisor Equity Growth Fund                                     12,553            11,662
  Franklin Small Cap Growth Fund                                         356,342           253,582
  Janus Worldwide Fund                                                 1,787,208         1,102,159
  American Century Value Advisor Fund                                    416,532           385,186
O'Reilly Automotive, Inc. common stock*         1,148,028             19,335,911        29,033,640
Participant loans (interest rates ranging
    from 5.25% to 10.5%)                                                      --         2,933,532
                                                                   ---------------   --------------
                                                                    $ 45,489,169      $ 58,676,893
                                                                   ===============   ==============

* Party-in-interest to the Plan

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

                                  EXHIBIT INDEX

Exhibit No.                         Description
------------    --------------------------------------------------------------
23.1            Consent of Ernst & Young LLP
99.1            Certification of Chief Executive Officer pursuant to 18 U.S.C.
                  Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2            Certification of Chief Financial Officer pursuant to 18 U.S.C.
                  Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

                                  Exhibit 23.1

                         Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-73892) pertaining to the Profit Sharing and Savings Plan of O'Reilly Automotive, Inc. of our report dated June 6, 2003, with respect to the financial statements and schedule of the O'Reilly Automotive, Inc. Profit Sharing and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.




                                                   /s/ Ernst & Young LLP
                                                   -----------------------------
Kansas City, Missouri
June 26, 2003

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

                                  EXHIBIT 99.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report of O'Reilly Automotive, Inc. Profit Sharing and Savings Plan (the "Plan") for the period ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David E. O'Reilly, Chief Executive Officer of O'Reilly Automotive, Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.




/s/ David E. O'Reilly
------------------------------------
David E. O'Reilly
Chief Executive Officer

June 27, 2003


This certification is made solely for purposes of 18 U.S.C. Section 1350, and not for any other purpose.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

                                  EXHIBIT 99.2

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report of O'Reilly Automotive, Inc. Profit Sharing and Savings Plan (the Plan) for the period ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, James R. Batten, Chief Financial Officer of O'Reilly Automotive, Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



/s/ James R. Batten
-----------------------------------
James R. Batten
Chief Financial Officer

June 27, 2003



This certification is made solely for purposes of 18 U.S.C. Section 1350, and not for any other purpose.